Dykema Gossett PLLC Suite 300 39577 Woodward Avenue Bloomfield Hills, Michigan 48304 WWW.DYKEMA.COM Tel: (248) 203-0700 Fax: (248) 203-0763
D. Richard McDonald
Direct Dial: (248) 203-0859
Email: DRMCDONALD@DYKEMA.COM

November 3 2009

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.

Form 10-K For the Fiscal Year Ended December 31, 2008

Filed on March 12, 2009

File No. 000-22903

Dear Mr. Johnson:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s second comment letter dated October 23, 2009 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed on March 12, 2009. This letter will confirm our telephone conversation of October 29, 2009 that the Company will respond to the Staff’s comment letter as soon as practicable, but in any event on or prior to November 23, 2009. Thank you for your assistance.

Very truly yours,

DYKEMA GOSSETT PLLC

D. Richard McDonald

cc: Daniel M. Moore

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